

Caroline Galinie
Senior Director
Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005
T +1 212 656 3421
Caroline.Galinie@theice.com

December 7, 2017

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of GigCapital, Inc., under the Exchange Act of 1934.

- Units, each consisting of one share of Common Stock, one Right and one-half of one Warrant

- Common Stock, par value $0.0001 per share

- Rights, each exchangeable into one-tenth of one share of Common Stock

- Warrants, each whole Warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share

Sincerely,

